ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
July 20, 2022
Mr. Timothy Worthington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Defiance Daily Short Digital Economy ETF (f/k/a Defiance Short Blockchain and Digital Assets Industry ETF (the “Fund”)) File Nos. 333-179562 and 811-22668
Dear Mr. Worthington:
This correspondence responds to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 794 to the Trust’s Registration Statement on Form N-1A filed April 21, 2022 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.The use of “Digital” in the Fund’s name refers to the type of companies in which the Fund invests. Consequently, the Fund should adopt a policy to invest 80% of its net assets, plus borrowings for investment purposes, in “Digital” companies and disclose the definition of Digital companies.
Response:    The Trust respectfully disagrees that the term “Digital” suggests that the Fund invests in a particular type of investment or investments, or in investments in a particular industry or group of industries. The Trust notes that the Staff has permitted a variety of registrants to use the term “Digital” in a fund’s name to refer to a multitude of industries, including “Digital Payments”, “Digital Banking”, “Digital Health”, “Digital Media”, “Digital Infrastructure”, and “Digital Entertainment”. The Trust believes that the varied usage of “Digital” in such funds’ names reinforces that the term “Digital” cannot be construed to refer to a particular industry or type of investment. Further, adding the term “Economy” to the Fund’s name signifies that “Digital” applies as a modifier to multiple industries because an economy is comprised of numerous industries. In addition, the Trust notes that there are at least two funds with the term “Digital” in their names and neither of those funds has an 80% test for that term: the Defiance Digital Revolution ETF, a series of the Trust, and the Pacer Data and Digital Revolution ETF, a series of Pacer Funds Trust. In addition, the Trust notes that the SoFi Gig Economy ETF does not have an 80% names rule policy. The Trust observes that although some companies may be described as “gig” work companies, gig work transcends multiple industries in the economy. Likewise, the Trust believes that “digital” transcends numerous industries.
Due to the diversity of meanings and applications of the word “digital,” none of which refer to a specific industry, the Trust does not believe the Fund’s name is suggestive of an investment emphasis in certain investments or industries and, as a result, does not implicate Rule 35d-1. Consequently, the Trust respectfully declines to adopt an 80% policy as suggested by the Staff’s comment.
Comment 2.In the Investment Restrictions section of the SAI, where there are references to “except to the extent permitted under the 1940 Act,” please provide an explanation of what the 1940 Act permits following the investment restrictions.
Response:    The Trust has added the following disclosure to the end of the “Investment Restrictions” section of the SAI to assist investors in understanding certain provisions of the 1940 Act referenced in the fundamental policies:
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The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:
Concentration. The SEC has defined concentration as investing 25% or more of the Fund’s total assets in an industry or group of industries, with certain exceptions.
Borrowing. The 1940 Act presently allows the Fund to borrow from a bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings up to 5% of its total assets).
Senior Securities. Senior securities may include any obligation or instrument issued by the Fund evidencing indebtedness. The 1940 Act generally prohibits a fund from issuing senior securities. An exemptive rule under the 1940 Act, however, permits a fund to enter into transactions that might otherwise be deemed to be senior securities, such as derivative transactions, reverse repurchase agreements and similar financing transactions, and short sales, subject to certain conditions.
Lending. Under the 1940 Act, the Fund may only make loans if expressly permitted by its investment policies. The Fund’s current investment policy on lending is that the Fund may not make loans if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that the Fund may: (i) purchase or hold debt instruments in accordance with its investment objective and policies; (ii) enter into repurchase agreements; and (iii) engage in securities lending as described in this SAI.
Real Estate and Commodities. The 1940 Act does not directly restrict the Fund’s ability to invest in real estate or commodities, but the 1940 Act requires every investment company to have a fundamental investment policy governing such investments.
Underwriting. Under the 1940 Act, underwriting securities involves the Fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

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If you have any questions regarding the above response, please do not hesitate to contact me at 920.360.7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
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